

Mail Stop 4631

June 18, 2010

Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 27, Wang Gang Road
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People's Republic of China 300350

> **Re: Shengkai Innovations, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-51972**

Dear Mr. Chen:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Note 10. Preferred Stock and Warrants, page F-21

1.   We note your belief that the "laws or regulation" condition relates to the general requirement that a Company must not be restricted by relevant authorities to be able to duly authorize a sufficient number of shares in order to issue the conversion shares. Please help us better understand this provision in the Series A preferred stock and the basis for your legal interpretation. Please explain to us what, if any, laws or regulations could prohibit you from issuing shares upon the

receipt of a Conversion Notice regardless of their probability of occurring. If you do not believe there are any such laws or regulations, please explain to us why this provision would be necessary.

2.   Also, it appears to us that the conversion price of the Series A preferred stock and the strike price of the warrants are expressed in U.S. dollars which is not your functional currency. Please explain to us how you concluded that these securities are indexed to your own stock such that classification in equity is appropriate based on the provisions of ASC 815-40-15-7I.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements and related comments. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant